# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Protagonist Therapeutics, Inc., CIK 0001377121
CUSIP: 74366E102
Title of class of securities: Common Stock, par value $0.00001 per share (the "Shares")
Address of issuer's principal executive offices: 7707 Gateway Blvd., Suite 140, Newark, California (CA), 94560-1160
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000909661

## Reporting persons
- Farallon Capital Management, L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Farallon Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Institutional Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Institutional Partners II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Institutional Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Four Crossings Institutional Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital Offshore Investors II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital (AM) Investors, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Capital F5 Master I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Healthcare Partners Master, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Partners, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Institutional (GP) V, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon F5 (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Farallon Healthcare Partners (GP), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Dapice Joshua J.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Dreyfuss, Philip D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Dunn Hannah E.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Gehani, Varun N.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Giauque, Nicolas: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: France (I0); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Husen, Avner A.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Kim, David T.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Linn, Michael G.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Luo Patrick (Cheng): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Roberts, Jr., Thomas G.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Saito Edric C.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Short Daniel S.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Spokes, Andrew J. M.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Warren, John R.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)
- Wehrly, Mark C.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,433,119; sole dispositive power 0; shared dispositive power 6,433,119; aggregate amount beneficially owned 6,433,119 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Protagonist Therapeutics, Inc.
Address of issuer's principal executive offices: 7707 Gateway Blvd., Suite 140 Newark, California 94560-1160

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entity and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

(i) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Investment Manager"), which is the investment manager of certain investment partnerships and vehicles, including the Farallon Funds (as defined in Item 4), with respect to the Shares held by the Farallon Funds and the Shares that the Farallon Funds currently have the right to acquire upon the exercise of Warrants (as defined in Item 4); and

(ii) The following persons, each of whom is a managing member or senior managing member, as the case may be, of the Investment Manager, with respect to the Shares held by the Farallon Funds and the Shares that the Farallon Funds currently have the right to acquire upon the exercise of Warrants: Joshua J. Dapice ("Dapice"); Philip D. Dreyfuss ("Dreyfuss"); Hannah E. Dunn ("Dunn"); Varun N. Gehani ("Gehani"); Nicolas Giauque ("Giauque"); Avner A. Husen ("Husen"); David T. Kim ("Kim"); Michael G. Linn ("Linn"); Patrick (Cheng) Luo ("Luo"); Thomas G. Roberts, Jr. ("Roberts"); Edric C. Saito ("Saito"); Daniel S. Short ("Short"); Andrew J. M. Spokes ("Spokes"); John R. Warren ("Warren"); and Mark C. Wehrly ("Wehrly").

Dapice, Dreyfuss, Dunn, Gehani, Giauque, Husen, Kim, Linn, Luo, Roberts, Saito, Short, Spokes, Warren and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.
Citizenship: The jurisdiction of organization of the Investment Manager is set forth above. Each of the Farallon Individual Reporting Persons, other than Giauque, Luo and Spokes, is a citizen of the United States. Giauque is a citizen of France. Luo is a citizen of China. Spokes is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The securities reported hereby as beneficially owned by the Reporting Persons are held directly by the following investment partnerships, of which the Investment Manager is the investment manager: (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"); (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"); (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"); (iv) Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"); (v) Four Crossings Institutional Partners V, L.P., a Delaware limited partnership ("FCIP V"); (vi) Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership ("FCOI II"); (vii) Farallon Capital (AM) Investors, L.P., a Delaware limited partnership ("FCAMI"); (viii) Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership ("F5MI"); and (ix) Farallon Healthcare Partners Master, L.P., a Cayman Islands exempted limited partnership ("FHPM").

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI, F5MI and FHPM are together referred to herein as the "Farallon Funds."

As of the date requiring the filing of this statement, the Farallon Funds hold an aggregate of: (i) 6,348,906 Shares; and (ii) 1,500,000 Common Stock Purchase Warrants (the "Warrants"), each of which is exercisable, subject to the Beneficial Ownership Limitation (as defined below), to purchase one Share.

The terms of the Warrants provide that Warrants may not be exercised to the extent that, after giving effect to such exercise, the Reporting Persons would beneficially own, as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, more than 9.99% of the Shares then issued and outstanding (the "Beneficial Ownership Limitation"). As of the date requiring the filing of this statement, the Beneficial Ownership Limitation permits the Farallon Funds to exercise Warrants for an aggregate of not more than 84,213 Shares. Accordingly, in providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the aggregate remaining 1,415,787 Warrants held by the Farallon Funds are not exercisable within 60 days of the date hereof and therefore do not confer beneficial ownership of the underlying Shares.
Percent of class: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Farallon Funds have the right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1. Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

## Signatures
- Farallon Capital Management, L.L.C.: /s/ Hannah E. Dunn, Managing Member (08/13/2026)
- Farallon Capital Partners, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Farallon Capital Institutional Partners, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Farallon Capital Institutional Partners II, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Farallon Capital Institutional Partners III, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Four Crossings Institutional Partners V, L.P.: /s/ Hannah E. Dunn, Manager of its General Partner (08/13/2026)
- Farallon Capital Offshore Investors II, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Farallon Capital (AM) Investors, L.P.: /s/ Hannah E. Dunn, Managing Member of its General Partner (08/13/2026)
- Farallon Capital F5 Master I, L.P.: /s/ Hannah E. Dunn, Manager of its General Partner (08/13/2026)
- Farallon Healthcare Partners Master, L.P.: /s/ Hannah E. Dunn, Manager of its General Partner (08/13/2026)
- Farallon Partners, L.L.C.: /s/ Hannah E. Dunn, Managing Member (08/13/2026)
- Farallon Institutional (GP) V, L.L.C.: /s/ Hannah E. Dunn, Manager (08/13/2026)
- Farallon F5 (GP), L.L.C.: /s/ Hannah E. Dunn, Manager (08/13/2026)
- Farallon Healthcare Partners (GP), L.L.C.: /s/ Hannah E. Dunn, Manager (08/13/2026)
- Dapice Joshua J.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Dreyfuss, Philip D.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Dunn Hannah E.: /s/ Hannah E. Dunn, Hannah E. Dunn (08/13/2026)
- Gehani, Varun N.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Giauque, Nicolas: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Husen, Avner A.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Kim, David T.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Linn, Michael G.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Luo Patrick (Cheng): /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Roberts, Jr., Thomas G.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Saito Edric C.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Short Daniel S.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Spokes, Andrew J. M.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Warren, John R.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
- Wehrly, Mark C.: /s/ Hannah E. Dunn, Attorney-In-Fact (08/13/2026)
Comment: Each of Farallon Partners, L.L.C., Farallon Institutional (GP) V, L.L.C., Farallon F5 (GP), L.L.C, and Farallon Healthcare Partners (GP), L.L.C. has executed this statement in Mill Valley, California, on behalf of itself and each fund for which it is the general partner.